Filed pursuant to Rule 424(c), 424(b)(3)
                                                      Registration No. 333-84814


               AMERICAN BAR ASSOCIATION MEMBERS RETIREMENT PROGRAM

                          UNITS OF BENEFICIAL INTEREST

        AMERICAN BAR ASSOCIATION MEMBERS / STATE STREET COLLECTIVE TRUST


                    Prospectus Supplement Dated June 27, 2002
                       to Prospectus Dated April 22, 2002

INTRODUCTION

         This supplement to the Prospectus dated April 22, 2002 (the "Prospectus") for units of beneficial interest in the American Bar Association Members/State Street Collective Trust (the "Collective Trust") describes a change in the method by which the value of Units of the Stable Asset Return Fund ("SARF") is calculated and a combination of SARF's Units.

         Terms not defined in this supplement that are defined in the Prospectus have the meanings given to them in the Prospectus. This supplement should be read together with the Prospectus, which either accompanies this supplement or has previously been sent to you. Upon written or oral request, State Street will provide you with a copy of the Prospectus without charge. Direct your request for a Prospectus to State Street Bank and Trust Company, Attention ABRA Customer Service, Post Office Box 9109, Boston, Massachusetts 02209-9109; telephone number (800) 348-2272.

CHANGES TO SARF

         CURRENT METHOD OF CALCULATING UNIT VALUES. The Prospectus, under the heading "Stable Asset Return Fund - Valuation of Units" on pages 21 to 22, currently states that SARF historically has sought to maintain a net asset value of $1.00 per Unit. Thus, when an investor allocates assets to SARF, the investor's account is credited with a number of Units equal to the dollar value of the assets so allocated to SARF. Each Business Day, the net income accrued by SARF is calculated, and additional Units equal in number to the dollar value of the accrued net income of SARF are issued, with each investor receiving a portion of such Units based upon such investors proportionate interest in SARF. When amounts are withdrawn from SARF, Units equal in number to the dollar value of the amounts withdrawn are redeemed by SARF. During periods when SARF maintains a net asset value of $1.00 per Unit, the number of Units issued and redeemed in connection with the above-described allocations, earnings and withdrawals equals the dollar amounts of those transactions.

         To reduce the impact of fluctuating interest rates on the value of SARF's assets, Short-Term Investment Products held by SARF generally are valued on the basis of a valuation method known as "amortized cost pricing." Amortized Cost Pricing involves valuing an instrument initially at its cost and thereafter assuming a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the instrument. In addition, pursuant to generally accepted accounting principles, the guaranteed investment contracts ("GICs") in which SARF also invests are maintained at contract value plus accrued interest, which approximates fair value and also tends to reduce the impact of fluctuating market rates on the value of SARF's assets.

         NEW METHOD OF CALCULATING UNIT VALUES. State Street has determined that effective July 15, 2002, SARF no longer will seek to maintain a net asset value of $1.00 per Unit. This change will not affect the investment objective or strategy of SARF, nor will the change result in any change in the value of any investor's account. The value of the assets in SARF will continue to be determined based on the methods described above. Thus, generally fluctuating interest rates should continue to have little, if any, impact on the value of SARF's assets. The principal consequence of the change to SARF will be that instead of accounting for the reinvestment of accrued net income by issuing additional Units each Business Day, SARF's accrued net income will be accounted for by increasing the value of the then outstanding Units. Any new allocations of assets to SARF will be accounted for as purchases of Units, and any withdrawals will be accounted for as redemptions of Units, in each case at the then-current Unit value, determined as described above. Under the old method or the new method, SARF's total net assets would be the same, as would the aggregate value of each investor's interest in SARF.

         In connection with this change, State Street, as Trustee, will implement a combination of the Units of SARF, with the result that, immediately after the combination there will be fewer Units of SARF outstanding, but the value of each Unit will be more than $1.00. As of the close of business on the effective day of the valuation change described above, investors in SARF will be credited with one Unit of SARF for every approximately 27.4 Units currently credited to their accounts. The exact ratio of new Units to current Units will depend on the accrued net income of SARF as of the effective date of the combination. The aggregate value of an investor's interest in SARF will not change as a result of the combination.

         The following table provides information regarding the income, expenses and capital changes for SARF on a per Unit basis after giving effect to the change in Unit value methodology and the Unit combination described above. The table reflects the previously reported aggregate investment income and net expenses of SARF for each year shown on a per Unit basis based on the average number of Units outstanding in each year. In calculating the average number of Units outstanding during each year presented, the data assume that net investment income was accounted for by increasing the per Unit value of SARF rather than by issuing additional Units. This table should be read instead of the table on page 11 of the Prospectus.

STABLE ASSET RETURN FUND

                                                   For the year ended December 31,
                                          1997                1998              1999              2000               2001
                                      --------------     ---------------    -------------     --------------    ---------------

Investment income.................           $ 1.26              $ 1.33           $ 1.37             $ 1.58             $ 1.53
Net expenses......................            (0.14)              (0.14)           (0.09)             (0.09)             (0.12)
                                      --------------     ---------------    -------------     --------------    ---------------
Net investment income.............             1.12                1.19             1.28               1.49               1.41
Net realized and unrealized
Gain on investments...............             0.00                0.00             0.00               0.00               0.00
                                      --------------     ---------------    -------------     --------------    ---------------
Net increase in unit value........             1.12                1.19             1.28               1.49               1.41

Net asset value at
 Beginning of period..............            20.24               21.36            22.55              23.83              25.32
 Net asset value at end
Of period...........................        $ 21.36             $ 22.55          $ 23.83            $ 25.32            $ 26.73
                                      --------------     ---------------    -------------     --------------    ---------------

Ratio of net expenses to
 Average net assets...............            0.68%               0.61%            0.37%              0.37%              0.45%

Ratio of net investment
 Income to average net assets..               5.38%               5.44%            5.50%              6.07%              5.39%
Total return......................            5.52%               5.59%            5.64%              6.27%              5.56%
Net assets at end of
 Period (in thousands)............         $634,565            $679,991         $709,516           $726,437           $797,860
Average number of Units during
  Period (in thousands)...........           30,536              29,545           29,859             28,898             30,004

----------------------------------

Per Unit calculations of investment income and net expenses have been prepared using the monthly average number of Units outstanding during the period.